ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 4

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INSURED                                                                                       BOND NUMBER

DREMAN/CLAYMORE DIVIDEND & INCOME FUND                                                          05716208B
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EFFECTIVE DATE                        BOND PERIOD                               AUTHORIZED REPRESENTATIVE

SEPTEMBER 3, 2008          MARCH 31, 2008 TO MARCH 31, 2009                              /S/ MATTHEW LINK
==========================================================================================================

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this
Bond:

         Claymore/Raymond James SB-1 Equity Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                            JOINT INSUREDS AGREEMENT

         THIS AGREEMENT is made effective as of the 21st day of April, 2008, by and between DREMAN/CLAYMORE DIVIDEND & INCOME FUND, a Delaware statutory trust ("DCS"), OLD MUTUAL/CLAYMORE LONG-SHORT, a Massachusetts business trust ("OLA"), CLAYMORE/GUGGENHEIM STRATEGIC OPPORTUNITIES FUND, a Delaware statutory trust ("GOF"), TS&W/CLAYMORE TAX-ADVANTAGED BALANCED FUND, a Delaware statutory trust ("TYW"), MADISON/CLAYMORE COVERED CALL & EQUITY STRATEGY FUND, a Delaware statutory trust ("MCN"), MBIA CAPITAL/CLAYMORE MANAGED DURATION INVESTMENT GRADE MUNICIPAL FUND, a Delaware statutory trust ("MZF"), FIDUCIARY/CLAYMORE MLP OPPORTUNITY FUND, a Delaware statutory trust ("FMO") and FIDUCIARY/CLAYMORE DYNAMIC EQUITY FUND, a Delaware statutory trust ("HCE") (DCS, OLA, GOF, TYW, MCN, MZF, FMO and HCE are collectively referred to herein as the "Trusts" or singularly as a "Trust").

         The Trusts have been named as insureds under a joint Investment Company Blanket Bond issued by ICI Mutual Insurance Company (the "Bond") with a limit of liability that may be changed from time to time ("Bond Amount"). The Trusts desire to enter into this Agreement in accordance with the requirements of Rule 17g-1(f) to assure that the premium for the Bond and any proceeds received under the Bond are allocated in an equitable and proportionate manner.

     The Trusts, therefore, agree that:

     1. Allocation of Premium. The portion of the premium paid by each Trust shall be allocated among the Trusts based upon the minimum amount of coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended, based on their respective assets under management as of the date of the Allocation Event. The current allocations are set forth in Exhibit A. From time to time adjustments may be made to the portion of the premiums theretofore paid by a Trust, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust from the Bond.

     2. Allocation Event. The allocation of the Bond premium shall be determined as of the initial date of each Bond period, as of each date when a Trust is added to this Agreement or when this Agreement is terminated as to a Trust and when the premium amount increases because of an increase in the Bond Amount during the Bond period. When a Trust is added to the Bond, the existing Trusts shall receive a reimbursement for the decreased amount of premium to be paid for the Bond period as a result of the addition of the Trust unless Claymore Advisors, LLC, the administrator for each Trust ("Administrator"), determines that the cost of refunding the excess premium would meet or exceed the amount of premium to be refunded. When Trusts are subtracted, there shall be no change in amounts owed by the Trusts.

     3. Allocation of Coverage. In the event any recovery is received under the Bond as a result of a loss sustained by any Trust and by the other named insureds, each Trust shall receive an equitable and proportionate share of the recovery but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1. The remaining amount of any recovery, if any, shall then be applied to the claims of the Trusts based on the premiums paid by the respective Trusts.

     4. Agent. The Administrator is hereby appointed as the agent for the Trusts for the purpose of making, adjusting, receiving and enforcing payment of all claims under the Bond and otherwise dealing with ICI Mutual Insurance Company with respect to the Bond. Any expenses incurred by the Administrator in its capacity as agent in connection with a claim shall be shared by the Trusts in proportion to the Bond proceeds received by the Trusts for the loss. All other expenses incurred by the Administrator in its capacity as agent shall be shared by the Trusts in the same portion as their premium allocation.

     5. Modification and Termination. This Agreement, including Exhibit A, may be modified or amended from time to time by mutual written agreement among the Trusts. Additional registered investment companies for which the Administrator serves as the administrator may be made a party to this Agreement and upon the approval of the Board of Trustees of each party to the Agreement, will be added to the Agreement by the execution of a revised Exhibit A. The addition of a party shall trigger an Allocation Event. This Agreement may be terminated with respect to any one Trust by not less than 75 days' written notice to the other Trusts. It shall terminate as to any party as of the date that such party ceases to be an insured under the Bond; provided that such termination shall not affect such party's rights and obligations hereunder with respect to any claims on behalf of such party which are paid under the Bond by ICI Mutual Insurance Company after the date such party ceases to be an insured under the Bond. The Agreement shall continue as to the remaining parties, but shall trigger an Allocation Event.

     6. Further Assurances. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date and year first above written.

                                           DREMAN/CLAYMORE DIVIDEND & INCOME
                                           FUND

                                           By:  /s/ Steven M. Hill
                                           ----------------------------------
                                                Steven M. Hill
                                                Chief Financial Officer,
                                                Chief Accounting Officer and
                                                Treasurer

                                           OLD MUTUAL/CLAYMORE LONG-SHORT FUND

                                           By:  /s/ Steven M. Hill
                                           ----------------------------------
                                                Steven M. Hill
                                                Chief Financial Officer, Chief
                                                Accounting Officer and Treasurer

                                           MADISON/CLAYMORE COVERED CALL &
                                           EQUITY STRATEGY FUND

                                           By:  /s/ Steven M. Hill
                                           ----------------------------------
                                                Steven M. Hill
                                                Chief Financial Officer, Chief
                                                Accounting Officer and Treasurer

                                           FIDUCIARY/CLAYMORE MLP OPPORTUNITY
                                           FUND

                                           By:  /s/ Steven M. Hill
                                           ----------------------------------
                                                Steven M. Hill
                                                Chief Financial Officer, Chief
                                                Accounting Officer and Treasurer

                                           FIDUCIARY/CLAYMORE DYNAMIC EQUITY
                                           FUND

                                           By:  /s/ Steven M. Hill
                                           ----------------------------------
                                                Steven M. Hill
                                                Chief Financial Officer,
                                                Chief Accounting Officer and
                                                Treasurer

                                           TS&W/CLAYMORE TAX-ADVANTAGED BALANCED
                                           FUND

                                           By:  /s/ Steven M. Hill
                                           ----------------------------------
                                                Steven M. Hill
                                                Chief Financial Officer, Chief
                                                Accounting Officer and Treasurer

                                           MBIA CAPITAL/CLAYMORE MANAGED
                                           DURATION INVESTMENT GRADE
                                           MUNICIPAL FUND

                                           By:  /s/ Steven M. Hill
                                           ----------------------------------
                                                Steven M. Hill
                                                Chief Financial Officer, Chief
                                                Accounting Officer and Treasurer

                                           CLAYMORE/GUGGENHEIM STRATEGIC
                                           OPPORTUNITIES FUND

                                           By:  /s/ Steven M. Hill
                                           ----------------------------------
                                                Steven M. Hill
                                                Chief Financial Officer, Chief
                                                Accounting Officer and Treasurer


Dated:  November 17, 2008


                            EXHIBIT A

                    JOINT INSUREDS AGREEMENT

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
A.       Bond Period: March 31, 2008 through March 31, 2009.

B.       Bond Amount:                                                               $6,875,000

C.       ALLOCATION OF ANNUAL PREMIUM ($25,833)

         TRUST:

Dreman/Claymore Dividend & Income Fund                                              $4,429

Old Mutual/Claymore Long-Short Fund                                                 $2,952

Madison/Claymore Covered Call & Equity Strategy Fund                                $2,952

Fiduciary/Claymore MLP Opportunity Fund                                             $4,429

Fiduciary/Claymore Dynamic Equity Fund                                              $2,215

TS&W/Claymore Tax-Advantaged Balanced Fund                                          $2,952

MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund              $2,952

Claymore/Guggenheim Strategic Opportunities Fund                                    $2,952


                             SECRETARY'S CERTIFICATE



         The undersigned certifies that he is the duly elected Secretary of the Fiduciary/Claymore MLP Opportunity Fund and Fiduciary/Claymore Dynamic Equity Fund (the "Trusts") and that the resolutions set forth below approving the fidelity bond for the Trusts were adopted by the Boards of Trustees of the Trusts on April 23, 2008, and such resolutions have not been amended, modified or rescinded and remain in full force and effect as of the date hereof.


        RESOLVED, that the joint fidelity bond with ICI Mutual Insurance Company (the "Joint Fidelity Bond"), with a policy limit of $6,875,000, and an annual premium of $25,833, providing coverage for the Trusts, Dreman/Claymore Dividend & Income Fund, TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/Claymore Long-Short Fund, Madison/Claymore Covered Call & Equity Strategy Fund, MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund, Claymore/Raymond James SB-1 Equity Fund and Claymore/Guggenheim Strategic Opportunities Fund for the period from March 31, 2008 to March 31, 2009 be, and it hereby is, adopted and approved; and further

        RESOLVED, that Joint Fidelity Bond premium shall be ratably allocated to the covered funds based upon the minimum amount of coverage required for each covered fund by Rule 17g-1 under the 1940 Act; and further

        RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trusts is hereby designated as the officer of the Trusts who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

        RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.


         IN WITNESS WHEREOF, the undersigned has executed this certificate this 17th day of November, 2008.




                                                    /s/ Mark E. Mathiasen
                                                    ----------------------------
                                                    Mark E. Mathiasen
                                                    Secretary

                             SECRETARY'S CERTIFICATE



         The undersigned certifies that he is the duly elected Secretary of the Dreman/Claymore Dividend & Income Fund (the "Trust") and that the resolutions set forth below approving the fidelity bond for the Trust were adopted by the Board of Trustees of the Trust on June 5, 2008, and such resolutions have not been amended, modified or rescinded and remain in full force and effect as of the date hereof.


         RESOLVED, that the joint fidelity bond with ICI Mutual Insurance Company (the "Joint Fidelity Bond"), with a policy limit of $6,875,000, and an annual premium of $25,833, providing coverage for the Trust, Fiduciary/Claymore MLP Opportunity Fund, Fiduciary/Claymore Dynamic Equity Fund, TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/Claymore Long-Short Fund, Madison/Claymore Covered Call & Equity Strategy Fund, MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund, Claymore/Raymond James SB-1 Equity Fund and Claymore/Guggenheim Strategic Opportunities Fund for the period from March 31, 2008 to March 31, 2009 be, and it hereby is, adopted and approved; and further

         RESOLVED, that the Joint Fidelity Bond premium shall be allocated to the covered funds in accordance with the terms of the Joint Insureds Agreement based upon the minimum amount of coverage required for each covered fund by Rule 17g-1 under the 1940 Act ("Rule 17g-1") based on its respective assets under management; and further

         RESOLVED, that in accordance with Rule 17g-1, the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1; and further

         RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1.


         IN WITNESS WHEREOF, the undersigned has executed this certificate this 17th day of November, 2008.




                                                    /s/ Matthew J. Patterson
                                                    ----------------------------
                                                    Matthew J. Patterson
                                                    Secretary

                             SECRETARY'S CERTIFICATE

         The undersigned certifies that he is the duly elected Secretary of the TS&W/Claymore Tax-Advantaged Balanced Fund and Old Mutual/Claymore Long-Short Fund (the "Trusts") and that the resolutions set forth below approving the fidelity bond for the Trusts were adopted by the Boards of Trustees of the Trusts on April 22, 2008, and such resolutions have not been amended, modified or rescinded and remain in full force and effect as of the date hereof.


         RESOLVED, that the joint fidelity bond with ICI Mutual Insurance Company (the "Joint Fidelity Bond"), with a policy limit of $6,875,000, and an annual premium of $25,833, providing coverage for the Trusts, Dreman/Claymore Dividend & Income Fund, Fiduciary/Claymore MLP Opportunity Fund, Fiduciary/Claymore Dynamic Equity Fund, Madison/Claymore Covered Call & Equity Strategy Fund, MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund, Claymore/Raymond James SB-1 Equity Fund and Claymore/Guggenheim Strategic Opportunities Fund for the period from March 31, 2008 to March 31, 2009 be, and it hereby is, adopted and approved; and further

         RESOLVED, that Joint Fidelity Bond premium shall be ratably allocated to the covered funds based upon the minimum amount of coverage required for each covered fund by Rule 17g-1 under the 1940 Act; and further

         RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trusts is hereby designated as the officer of the Trusts who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

         RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.


         IN WITNESS WHEREOF, the undersigned has executed this certificate this 17th day of November, 2008.




                                                    /s/ Matthew J. Patterson
                                                    ----------------------------
                                                    Matthew J. Patterson
                                                    Secretary

                             SECRETARY'S CERTIFICATE

         The undersigned certifies that he is the duly elected Secretary of the Madison/Claymore Covered Call & Equity Strategy Fund (the "Trust") and that the resolutions set forth below approving the fidelity bond for the Trust were adopted by the Board of Trustees of the Trust on April 22, 2008, and such resolutions have not been amended, modified or rescinded and remain in full force and effect as of the date hereof.


         RESOLVED, that the joint fidelity bond with ICI Mutual Insurance Company (the "Joint Fidelity Bond"), with a policy limit of $6,875,000, and an annual premium of $25,833, providing coverage for the Trust, Fiduciary/Claymore MLP Opportunity Fund, Fiduciary/Claymore Dynamic Equity Fund, Dreman/Claymore Dividend & Income Fund, TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/Claymore Long-Short Fund, MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund, Claymore/Raymond James SB-1 Equity Fund and Claymore/Guggenheim Strategic Opportunities Fund for the period from March 31, 2008 to March 31, 2009 be, and it hereby is, adopted and approved; and further

         RESOLVED, that Joint Fidelity Bond premium shall be ratably allocated to the covered funds based upon the minimum amount of coverage required for each covered fund by Rule 17g-1 under the 1940 Act; and further

         RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

         RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.


         IN WITNESS WHEREOF, the undersigned has executed this certificate this 17th day of November, 2008.




                                                    /s/ Matthew J. Patterson
                                                    ----------------------------
                                                    Matthew J. Patterson
                                                    Secretary

                             SECRETARY'S CERTIFICATE



         The undersigned certifies that she is the duly elected Secretary of the MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund (the "Trust") and that the resolutions set forth below approving the fidelity bond for the Trust were adopted by the Board of Trustees of the Trust on April 23, 2008, and such resolutions have not been amended, modified or rescinded and remain in full force and effect as of the date hereof.


         RESOLVED, that the joint fidelity bond with ICI Mutual Insurance Company (the "Joint Fidelity Bond"), with a policy limit of $6,875,000, and an annual premium of $25,833, providing coverage for the Trust, Dreman/Claymore Dividend & Income Fund, TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/Claymore Long-Short Fund, Madison/Claymore Covered Call & Equity Strategy Fund, Fiduciary/Claymore MLP Opportunity Fund, Fiduciary/Claymore Dynamic Equity Fund, Claymore/Raymond James SB-1 Equity Fund and Claymore/Guggenheim Strategic Opportunities Fund for the period from March 31, 2008 to March 31, 2009 be, and it hereby is, adopted and approved; and further

         RESOLVED, that Joint Fidelity Bond premium shall be ratably allocated to the covered funds based upon the minimum amount of coverage required for each covered fund by Rule 17g-1 under the 1940 Act; and further

         RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

         RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.


         IN WITNESS WHEREOF, the undersigned has executed this certificate this 17th day of November, 2008.




                                                    /s/ Melissa J. Nguyen
                                                    ----------------------------
                                                    Melissa J. Nguyen
                                                    Secretary

                             SECRETARY'S CERTIFICATE



         The undersigned certifies that he is the duly elected Secretary of the Claymore/Raymond James SB-1 Equity Fund and Claymore/Guggenheim Strategic Opportunities Fund (the "Trusts") and that the resolutions set forth below approving the fidelity bond for the Trusts were adopted by the Boards of Trustees of the Trusts on April 21, 2008, and such resolutions have not been amended, modified or rescinded and remain in full force and effect as of the date hereof.


         RESOLVED, that the joint fidelity bond with ICI Mutual Insurance Company (the "Joint Fidelity Bond"), with a policy limit of $6,875,000, and an annual premium of $25,833, providing coverage for the Trusts, Dreman/Claymore Dividend & Income Fund, TS&W/Claymore Tax-Advantaged Balanced Fund, Old Mutual/Claymore Long-Short Fund, Madison/Claymore Covered Call & Equity Strategy Fund, MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund, Fiduciary/Claymore MLP Opportunity Fund and Fiduciary/Claymore Dynamic Equity Fund for the period from March 31, 2008 to March 31, 2009 be, and it hereby is, adopted and approved; and further

         RESOLVED, that Joint Fidelity Bond premium shall be ratably allocated to the covered funds based upon the minimum amount of coverage required for each covered fund by Rule 17g-1 under the 1940 Act; and further

         RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trusts is hereby designated as the officer of the Trusts who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

         RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.


         IN WITNESS WHEREOF, the undersigned has executed this certificate this 17th day of November, 2008.



                                                    /s/ Mark E. Mathiasen
                                                    ----------------------------
                                                    Mark E. Mathiasen
                                                    Secretary